MIRANDA GOLD ANNOUNCES RESULTS OF

THE ANNUAL GENERAL MEETING OF OUR SHAREHOLDERS

Vancouver, BC, Canada – January 25, 2018 - Miranda Gold Corp. ("Miranda") (TSX-V: MAD) is pleased to announce that its shareholders have voted in favor of all resolutions brought before them at the Company’s annual general meeting of shareholders held on Wednesday, January 24, 2018, in Vancouver.

A total of 38,581,140 common shares were voted, representing 36.74% of the votes attached to all outstanding common shares. The newly appointed board of directors will consist of Joseph Hebert, James Cragg, Kevin Nishi, and John Anderson. Shareholders also voted in favor of the appointment of Davidson & Company LLP, Chartered Professional Accountants, as auditors of the Company for the ensuing year and authorized the directors to fix their remuneration.

Miranda further reports that at a meeting following the shareholder meeting, the Directors named Joseph Hebert as President and Chief Executive Officer and Len Goldsmith as Chief Financial Officer and Corporate Secretary.

About Miranda

Miranda is a gold Prospect Generator active in Colombia, whose emphasis is on acquiring gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects to maximize exposure to discovery and minimize exploration risk. Miranda has an ongoing relationship with IAMGold Corporation.

ON BEHALF OF THE BOARD OF DIRECTORS

Joseph (Joe) Hebert, Chief Executive Officer

+1-775-340-0450

Email: joseph.hebert75@gmail.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

www.mirandagold.com